Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2022.

ENVIRONMENTAL, SOCIAL & GOVERNANCE MATTERS

Environmental Matters

On June 14, 2023, the water and sewage authority, Obras Sanitarias del Estado (“OSE”), announced that two proposals had been received in connection with the bidding process for the Arazatí project. The project, which was approved in November 2022, is expected to result in investments of US$200 million for the construction of water treatment infrastructure, including a new water treatment plant in the Department of San José to extract water from the Río de la Plata to reduce the potential impacts caused by droughts on the availability of drinking water for the metropolitan area.

On June 19, 2023, the Uruguayan government enacted Decree No. 177/023 to declare a water emergency in Montevideo and the metropolitan region, in response to the severe drought affecting the country. Additionally, the Uruguayan government announced (i) that it would guarantee the supply of drinking water to hospitals, nursing homes, children and family centers, and offices of the Instituto del Niño y Adolescente del Uruguay (Uruguayan Institute for Children and Adolescents); (ii) that it would continue to deliver two liters of drinking water per day free of charge to beneficiaries of Ministry of Social Development programs; and (iii) the commencement of a reservoir construction on the San José River, which is expected to provide an additional water source for OSE to guarantee water supply.

On June 30, 2023, the Uruguayan government presented a bill to Congress aimed at promoting the use of electric urban buses by means of a new public trust, which is expected to replace diesel oil subsidies with subsidies for electric buses.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

Evolution of Economic Activity in the First Months of 2023

As of April 30, manufacturing industry output (excluding refinery activities) decreased 3.6% compared to the same period in 2022. Additionally, in May 2023, tax revenue collection increased 2.7% in real terms compared to the same month in 2022.

The following table sets forth information regarding GDP and expenditures in the three-month period ended March 31, 2023, compared to the same period in 2022.

Change in real GDP by Expenditure(1)

(volume variation from the previous year)

January-March 2022/2023
Government consumption(2)	(2.6)%
Private consumption	2.6%
Gross fixed investment	2.3%
Exports of goods and services	14.0%
Imports of goods and services	12.1%
Total GDP	1.2%

(1)	Preliminary data.
(2)	Includes Non-Profit Institutions serving households.

Source: Banco Central.

Principal Sectors of the Economy

The following table sets forth information regarding GDP and expenditures for the three-month period ended March 31, 2023, compared to the same period in 2022.

Change in real GDP by Sector(1)

(volume variation from previous year)

January-March 2022/2023
Primary activities(2)	(4.3)%
Manufacturing	0.1%
Electricity, gas and water	(0.7)%
Construction	3.3%
Commerce, restaurants and hotels	3.4%
Transportation, storage, information and communications	5.6%
Financial Services	5.1%
Professional activities and leasing	1.9%
Public administration activities	(2.4)%
Health, education, real estate and other services	1.5%

Total GDP	1.2%

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.

Source: Banco Central.

Uruguay’s real GDP increased 1.2% in the three-month period ended March 31, 2023, compared to the same period in 2022. This increase in real GDP was mainly driven by growth in the transportation, storage, information and communications and commerce, restaurants and hotels sectors, partially offset by a contraction in primary activities and represented a slower growth, compared to the same period in 2022, mainly due to the severe drought and lower regional and global demand

Primary activities contracted by 4.3% in the three-month period ended March 31, 2023 compared to the same period in 2022, mainly driven by decreases in agricultural, livestock and fishing value added, resulting from lower yields of summer crops impacted by the drought and a decrease in milk collection and slaughtered cattle. This decrease was partially offset by an expansion in forestry activities explained by higher demand for pulp production.

The manufacturing sector (including refinery activities) grew by 0.1% in the three-month period ended March 31, 2023 compared to the same period in 2022. Performance within the sector was heterogeneous, with oil refining and pulp manufacturing activities recording expansions and the refrigeration industry recording a contraction as a result of lower exports.

The electricity, gas and water sector contracted by 0.7% in the three-month period ended March 31, 2023 compared to the same period in 2022, mainly due to decreases in electric power generation and energy exports to Argentina and Brazil, mirrored by an increase in energy imports.

The construction sector increased by 3.3% in the three-month period ended March 31, 2023 compared to the same period in 2022, mainly driven by growth in buildings and other constructions, despite a reduction in investments for the construction of a third pulp mill.

The commerce, restaurants and hotel sectors grew by 3.4% in the three-month period ended March 31 2023 compared to the same period in 2022, mainly due to an increase in non-resident tourist demand for restaurant and hotel services, as well as an increase in commercial services related to clothing and footwear.

The transportation, storage, information, and communications sector grew by 5.6% in the three-month period ended March 31, 2023 compared to the same period in 2022, mainly driven by greater production of information and communications services and increases in transportation and storage services.

The financial services sector grew by 5.1% in the three-month period ended March 31, 2023 compared to the same period in 2022, driven by an expansion of the local currency financial market, mainly due to an increase in the total amount of credit granted to the public.

The professional activities and leasing sector grew by 1.9% in the three-month period ended March 31, 2023 compared to the same period in 2022, driven by growth in administrative activities and support services, which is partly explained by a better performance in travel agency activities.

The health, education, real estate and other services sector grew by 1.5% in the three-month period ended March 31, 2023 compared to the same period in 2022, mainly due to an increase in real estate activities as a result of larger inbound tourism. Health services recorded a contraction resulting from the decrease in the number of COVID-19 tests carried out in laboratories.

Employment, Labor and Wages

Employment

According to estimates by the National Statistics Institute, the employment rate stood at 57.8% in May 2023 compared to 56.7% in May 2022 and the unemployment rate stood at 8.7% in May 2023, compared to 8.1% in May 2022.

In May 2023, the number of unemployment insurance beneficiaries, including partial insurance, stood at 45,181 compared to 46,501 in May 2022.

Wages

In May 2023, real wages increased by 3.2% compared to May 2022. For the 12-month period ended May 31, 2023, average real wages increased by 1.0% compared to a 1.0% decrease for the 12-month period ended May 31, 2022.

FOREIGN MERCHANDISE TRADE

In May 2023, merchandise exports totaled US$929 million, compared to US$1,228 million in May 2022, representing a 24.3% decrease.

Merchandise exports for the 12-month period ended May 31, 2023 totaled US$10,590 million, compared to US$10,730 million for the 12-month period ended May 31, 2022. Merchandise imports totaled US$12,208 million for the 12-month period ended May 31, 2023, compared to US$10,701 million for the 12-month period ended May 31, 2022.

Merchandise trade for the 12-month period ended May 31, 2023 recorded a deficit of US$1,617 million, compared to a surplus of US$30 million for the 12-month period ended May 31, 2022.

BALANCE OF PAYMENTS

Current Account

In the three-month period ended March 31, 2023, Uruguay’s current account recorded a deficit of US$440 million, compared to a deficit of US$863 million in the same period in 2022. The decrease in the current account deficit was mainly attributable to a higher trade balance surplus, partially offset by a higher primary income deficit.

Capital Account

In the three-month period ended March 31, 2023, Uruguay’s capital account recorded a surplus of US$0.2 million, compared to a surplus of US$0.1 million in the same period in 2022.

Financial Account

In the three-month period ended March 31, 2023, Uruguay’s financial account recorded a net borrowing (capital inflows) with the rest of the world of US$69 million, compared to a US$925 million net borrowing in the same period in 2022. In the three-month period ended March 31, 2023, FDI and other investments recorded net inflows of US$840 million, while portfolio investments and financial derivatives recorded net outflows of US$591 million. In the twelve-month period ended March 31, FDI inflows amounted to 5.4% of GDP, compared to inflows of 2.8% of GDP in the same period in 2022. Banco Central’s reserve assets increased US$318 million in the three-month period ended March 31, 2023 compared to a US$185 million decrease in the same period in 2022, primarily driven by net selling of U.S. dollars and a decrease of central government’s deposits at Banco Central, partially offset by an increase in U.S. dollar deposits of commercial banks and pension funds.

Errors and Omissions

In the January-March 2023 period, errors and omissions recorded a positive value of US$509 million compared to US$1,788 million in the January-March 2022 period.

International Reserves

As of June 30, 2023, Banco Central’s international reserve assets totaled US$15.1 billion (of which gold represented US$6 million). This amount includes US$6.8 billion of reserves and voluntary deposits of the financial sector, including US$3.4 billion of public banks, with the Banco Central.

MONETARY POLICY AND INFLATION

Monetary Policy

On July 6, 2022, the Central Bank decreased the Monetary Policy Rate by 50 bps to 10.75%.

Inflation

The following tables show changes in consumer prices (CPI) and wholesale prices (WPI) for the period indicated.

Changes in CPI and WPI

(% change from previous year at period end)

CPI
For the twelve months ended June 30, 2023	5.98%

Source: National Institute of Statistics.

WPI
For the twelve months ended June 30, 2023	(9.33)%

Source: National Institute of Statistics.

In June 2023, the monthly CPI decreased 0.46%, accumulating a 3.78% year-to-date increase. The main drivers of the monthly variation of the CPI came from decreases in food and non-alcoholic beverages and transportation, slightly offset by an increase in housing.

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 1.7% and 0.2% in May 2023 and May 2022, respectively. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system was 8.7% and 6.9% in May 2023 and May 2022, respectively.

The following table shows the value in pesos of the UI as of June 30, 2023.

UI
Value in pesos as of June 30, 2023	Ps. 5.8230

Source: National Institute of Statistics.

The following table shows the value in pesos of the UP as of June 30, 2023.

UP
Value in pesos as of June 30, 2023	Ps. 1.4903

Source: National Institute of Statistics.

Foreign Exchange Market

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the period indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended June 30, 2023	42.116	37.408	39.652	37.408

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

THE BANKING SECTOR

As of May 31, 2023, deposits by non-residents amounted to 8.4% of total deposits of the non-financial private sector with the Uruguayan banking system.

PUBLIC SECTOR FINANCES

In the 12-month period ended May 31, 2023, Uruguay’s overall public sector deficit represented approximately 3.7% of GDP, compared to an overall public sector deficit of 3.0% of GDP in the 12-month period ended May 31, 2022. Excluding inflows to the public social security trust fund from changes to Uruguay’s social security system known as “Cincuentones Law” (estimated at 0.1% of GDP in the 12-month period ended May 31, 2023, and 0.3% of GDP in the 12-month period ended May 31, 2022), Uruguay’s overall public sector deficit stood at 3.8% of GDP (based on preliminary data), compared to 3.3% of GDP in the 12-month period ended May 31, 2022. The sum of the components may not add up to the totals for rounding of decimals.

In the 12-month period ended May 31, 2023, Uruguay’s central government-BPS deficit represented approximately 3.7% of GDP (based on preliminary data), compared to a deficit of 2.8% of GDP in the 12-month period ended May 31, 2022. Excluding inflows to the public social security trust fund, Uruguay’s central government-BPS deficit stood at 3.8% of GDP in the 12-month period ended May 31, 2023 (based on preliminary GDP data), compared to a deficit of 3.1% of GDP in the 12-month period ended May 31, 2022. The sum of the components may not add up to the totals for rounding of decimals.

FISCAL POLICY

2020-2024 Budget

On June 30, 2023, the Ministry of Economy and Finance submitted the fiscal performance report for fiscal year 2022 and potential amendments to the 2020-2024 Budget (the “Proyecto de Ley Rendición de Cuentas 2022” or Budget Accountability Bill) to Congress. The following table shows the government’s main macroeconomic assumptions and policy targets for 2023 included therein.

Main Macroeconomic Assumptions and Targets for 2023 included in the Proyecto de Ley Rendición de Cuentas 2022

Real GDP Growth	1.3%
Annual Average Domestic Inflation (CPI)	6.7%
Public Sector Primary Balance(1)	(0.7)% of GDP
Public Sector Overall Balance(1)	(3.3)% of GDP
Central Government-Banco de Prevision Social (“BPS”) Overall Balance(1)	(3.2)% of GDP

(1)	Excludes transfers to the Social Security Trust Fund estimated at 0.1% of GDP, driven by the effects of the Cincuentones Law.

Source: Ministry of Economy and Finance.

While the government believes that its assumptions and targets for the Uruguayan economy were reasonable when formulated, actual outcomes are beyond its control or significant influence, and will depend on future events. Accordingly, no assurance can be given that economic results (including real GDP growth and inflation) and the government’s fiscal performance in 2023 and thereafter, will not differ materially from the assumptions, targets and estimates set forth above. Furthermore, during the course of 2023, the government may further adjust the macroeconomic assumptions to reflect the latest developments relating to the severe drought that Uruguay has been going through since the last quarter of 2022, among other domestic and external factors.

The Proyecto de Ley Rendición de Cuentas 2022 contemplates additional resources for the treatment and rehabilitation of mental health and addictions, beyond those set forth in the 2020-2024 Budget Law. The additional spending is estimated at Ps. 800 million (approximately US$20 million) per year.

In addition, to foster the economy’s long-term growth, the Proyecto de Ley Rendición de Cuentas 2022 provides for public policies related to international trade and commercial affairs, climate change mitigation and adaptation, water emergency, infrastructure investments, the recent Social Security Reform and tax relief measures, innovation programs and the further development of the government’s sustainable finance strategy.

Targets for the Pillars of the Fiscal Rule for 2023

On June 30, 2023, the Ministry of Economy and Finance established in the Proyecto de Ley Rendición de Cuentas 2022 the targets for the three pillars of the fiscal rule of the Central Government for 2023. With regard to the first pillar of the fiscal rule, the structural fiscal balance, the indicative target for 2023 is a fiscal deficit of 2.7%. Concerning the second pillar of the fiscal rule, the annual percent change in real primary expenditure, the indicative target for 2023 is 2.1%.

In relation to the third pillar of the fiscal rule, the maximum net indebtedness ceiling, the legal target for 2023 was increased from US$2,200 million to US$2,860 million, driven by the impact of the water crisis. In this regard, on June 28, 2023, the Executive Power informed Congress’ General Assembly that it would exercise the escape clause set forth in Law 19,924, which allows the central government to increase the net indebtedness ceiling up to a maximum of 30% of the established amount. Given the additional public resources that will be required to address the significant water deficit that Uruguay has been experiencing and the related water emergency declared by the government for Montevideo and the metropolitan region in June 2023, the government decided to increase the net indebtedness ceiling for 2023 from the US$2,200 million authorized pursuant to Law 20,075 to US$2,860 million. For more information on the water emergency affecting Uruguay, see “Environmental, Social & Governance Matters—Environmental Matters.”

PUBLIC SECTOR DEBT

Central Government Debt and Flow of Funds

The following table sets forth information regarding the central government’s indebtedness outstanding as of March 31, 2023, according to data available as of June 30, 2023.

Central Government Debt

(in millions of US$, except as otherwise indicated)

	As of March 31, 2023
Gross Debt	US$	42,960
As a % of GDP		57.6%
Of which
(% in foreign currency)		45.0%
(% in local currency)		55.0%
Of which
Nominal Fixed Rate		6.7%
CPI-linked		32.1%
Wage-linked		16.2%
Financial Assets		2,411
Net Debt	US$	40,549
As a % of GDP		54.3%

Source: Ministry of Economy and Finance.

As of March 31, 2023, the central government’s total debt service obligations (principal payments and interest expenses) for 2023 stood at approximately US$4.2 billion.

The following table reflects the central government’s uses and sources of funds projected for 2023, as included in the Proyecto de Ley Rendición de Cuentas 2022.

Central Government Financing Needs and Funding Sources

(in millions of US$)

	Budgeted for 2023(1)
Financing Needs	US$	4,898
Primary Deficit (2)		588
Interest Payments (3)		1,945
Amortizations of Bonds and Loans (4)		2,288
Accumulation of Financial Assets (5)		78
Funding Sources		4,898
Loan Disbursements from Multilaterals and Financials Institutions		450
Total Issuance of Market Debt (6)		4,285
Others (net) (7)		164

(1)	The sum of the components may differ from the totals due to rounding.
(2)	Excludes extraordinary transfers to the Social Security Trust Fund; a negative value (-) implies a surplus.
(3)	Includes interest payments to the Social Security Trust Fund and the SiGa Trust on its holdings of central government debt.
(4)	Includes the obligations coming due on a contractual basis and bonds repurchased up to June 28, 2023, which mature in subsequent years.
(5)

Represents the fluctuation in Treasury’s liquid assets and other financial assets (assets held by the SiGa trusts and assets held with other public sector entities resulting from loans contractually contracted by the Republic on their behalf); a negative value (-) implies a decrease in asset accumulation.

(6)	Includes bonds issuance in both domestic and in international markets.
(7)	Includes cash inflows for the Treasury from financial sources, as well as financing operations, which do not have an impact on gross debt statistics.

Source: Ministry of Economy and Finance.

Liquid Assets and Available Credit Lines

(in millions of US$)

	As of March 31, 2023(1)
Total Financial Assets	US$	2,411
Of which
Liquid Assets		1,032
Credit Lines with multilateral organizations		1,815

(1)	Preliminary data.

Source: Ministry of Economy and Finance.

Total Public Sector Debt

The gross public sector debt (which includes debt of the central government as well as Banco Central bills and debt of public enterprises and local governments), totaled US$49.7 billion as of March 31, 2023, compared to US$45.1 billion as of March 31, 2022.

As of March 31, 2023, 43.2% of the total gross public sector debt was denominated in foreign currencies and 56.8% in Uruguayan pesos, compared to 46.8% and 53.2%, respectively, as of March 31, 2022.

Public Sector External Debt

The following table sets forth the total public sector external debt, net of international reserve assets and certain other external assets of Banco Central, as of March 31, 2023.

Total Public Sector External Debt, Net of International Reserve Assets

(in millions of US$)

	As of March 31, 2023(1)
Total gross public sector external debt	US$	22,734
Less external assets:
Non-financial public sector		282
Banco Central(2)		16,827
Of which:
Banco Central international reserve assets(3)		15,560
Other assets		1,267
Total public sector external debt, net of assets	US$	5,625

(1)	Preliminary data.
(2)	Totals may differ due to rounding.
(3)	Gold valued at London market priced as of March 31, 2023.

Source: Banco Central.